Exhibit 99.1

Silver Elephant’s Flying Nickel Spinout Appoints Management and Directors

Vancouver, British Columbia, December 7, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces the following management and director appointments to the Company’s proposed spinout, Flying Nickel Mining Corp. (“Flying Nickel”). Flying Nickel is well financed having completed its recent $8.6 million equity offering and has applied with TSX Venture Exchange to list its common shares as soon as practicably possible.

Dan Oosterman, CEO of Flying Nickel remarks:

“Our experienced exploration, environmental, operational, and M&A executives will strive to advance the Minago project and take Flying Nickel to great heights in the Canadian nickel space.”

Management:

Danniel Oosterman, P. Geo: Chief Executive Officer

Based in Toronto, Danniel Oosterman began his career with Falconbridge and Inco (now Vale) and has been in mining and exploration for over 20 years. At Inco he was part of the exploration team that drilled the T-3 underground nickel deposit at Thompson. Mr. Oosterman is a highly experienced field geologist. He has successfully managed multi-million-dollar drilling programs in challenging weather and altitude conditions in northern Canada, the Western Cordillera, and the Bolivian Andes.

Mr. Oosterman holds a B.Sc. (Hons) in geology from Laurentian University and is a member of the Professional Geoscientists of Ontario. He is a Qualified Person as defined in NI 43–101.

Rob Van Drunen: Chief Operating Officer

Robert Van Drunen, who is based in Thompson, Manitoba, has over 30 years of experience in mining with Vale and Inco, progressing through his career with increasing levels of responsibility, including Mine Manager and most recently Senior Project Manager of the Thompson Operation. In the latter role, he led multi-disciplinary teams in all aspects of mining, including operations, maintenance, exploration, procurement, supply chain management, and contract management.

Mr. Van Drunen holds a Masters Certificate in Project Management from York University (Schulich School of Business) and the University of Winnipeg. He specializes in process improvement and cost control, as well as having an award winning track record for zero-harm safety culture. Mr. Van Drunen is also the Chief Operating Officer of Silver Elephant Mining Corp.

Sam Yik, CPA, CA: Chief Financial Officer

Samuel Yik is a Chartered Professional Accountant based in Vancouver, British Columbia.
Mr. Yik has a Bachelor of Commerce degree from the University of British Columbia, and obtained his CA designation while articling with KPMG.

Mr. Yik spent over 11 years with Methanex Corporation (TSX: MX, Nasdaq: MEOH), the world’s largest producer and supplier of methanol to major international markets in North America, Asia Pacific, Europe and South America, in various financial and commercial roles with increasing responsibilities. In addition, Mr. Yik brings over 10 years of CFO experience with publicly listed resource companies on the TSX and TSXV and hands on management experience in jurisdictions including Asia, Europe, Australasia, Africa, and the Americas.

Ryan Coombes: Chief Legal Officer

Ryan Coombes has over 15 years of experience in the mining industry.  He started his legal career at McCarthy Tetrault and subsequently took on roles of increasing responsibility with Kinross Gold, BHP, Ausenco and most recently as Deputy General Counsel for Eldorado Gold.

Mr. Coombes holds a Juris Doctor from the University of Ottawa, as well as a Master of Arts from Carleton University and a Bachelor of Arts from the University of Saskatchewan.

Along with a general focus on corporate and commercial law, Mr. Coombes has a keen mining interest and has been involved in all phases of mining development including: exploration, project finance and construction, mine operations and reclamation.  Mr. Coombes has worked in multiple jurisdictions, including West Africa, Latin America, Greece, Turkey, Russia, Australia, and North America. Mr. Coombes will be responsible for the overall legal affairs of both Flying Nickel and Silver Elephant.

Doug Ramsey, M.Sc., R.P.Bio: Environmental Manager

Doug Ramsey is a Registered Professional Biologist in British Columbia, with four decades of experience in the areas of environmental assessment, permitting, and indigenous consultations in the mining sector. In Manitoba, Mr. Ramsey led the environmental monitoring and permitting at the Tanco mine for 12 years, and acted as the lead Technical Director for the Sherridon orphaned mine site reclamation project.

Over his career, Mr. Ramsey’s practice has included clients such as Inco, Falconbridge, Kinross, Barrick, Spanish Mountain Gold, Environment Canada, and Fisheries and Oceans Canada, as well as numerous First Nations in Manitoba as well as in Ontario, Quebec, and British Columbia.

Mr. Ramsey is regularly called upon to present scientific information to indigenous stakeholders and has made presentations on environmental and reclamation issues at various mining conferences.

Flora Lo: Corporate Secretary

Ms. Lo is an experienced corporate secretary specializing in corporate governance, regulatory compliance and legal affairs management for TSX, TSXV and NYSE listed natural resource companies. Prior to immigrating to Canada, Ms. Lo worked as Government Counsel at the Department of Justice in Hong Kong, and as a solicitor in the Civil & Commercial Litigation Division at various local and international law firms. Ms. Lo graduated from the University of London with a Master of Laws in commercial and corporate law.  She has a Bachelor of Arts in Geography and Economics from the University of Hong Kong.

David Gower, P Geo: Advisor

David Gower has 20 years’ experience in nickel exploration with Falconbridge (now Glencore), most recently as Director of Global Nickel and PGM exploration. While at Falconbridge, he led exploration teams to brownfield discoveries at Raglan, Sudbury, Matagami, Falcondo and greenfield discoveries at Araguaia in Brazil, Kabanga in Tanzania, and Amazonas, Brazil.

Mr. Gower is currently the CEO of Emerita Resources Corp. For the past 10 years he has held executive and director positions with several junior and mid-sized mining companies. Mr. Gower will advise on Minago and regional nickel exploration at Thompson nickel belt.

Peter C. Lightfoot P.Geo, PhD: Advisor

During a 20-year career as a geologist with Inco and Vale Dr. Lightfoot was responsible for nickel exploration at Voisey’s Bay, Sudbury and Carajas. Peter was also involved in project generation, evaluation and technical support in Canada, Greenland, Scandinavia, Finland, China, India, Australia, Brazil, Angola, South Africa and the United States.

Dr. Lightfoot is currently an Adjunct Professor at the University of Western Ontario. In 2016, Peter published the first comprehensive textbook on the Ni-Cu-precious metal ore deposits of the Sudbury Igneous Complex. Peter received his B.A. in Earth Sciences from Oxford in 1980, his M.Sc. degree from the University of Toronto in 1982 and his PhD from the Open University (U.K.) in 1985. He completed post-doctoral studies at the University of Toronto and undertook extensive research on the geology and geochemistry of the Noril’sk ore deposits during his tenure as an Adjunct Professor.

Harald Batista: Advisor

Based in Brazil and California, Harald Batista is the son of the honorable Eliezer Batista (1924–2018), the founder and former president of CVRD (now Vale). With extensive network and fluency in Portuguese, German, English, and Spanish, Mr. Batista will advise on Flying Nickel’s Mergers and Acquisitions (M&A) strategy.

Directors:

John Lee, CFA: Executive Chairman

Mr. Lee specializes in M&A and has raised over $130 million for junior miners listed on the Toronto Stock Exchange and TSX Venture Exchange since 2009. Mr. Lee led the Minago acquisition by Silver Elephant Mining Corp. in February 2021 and later architected Silver Elephant’s proposed spinout of Flying Nickel to operate Minago. In addition, Mr. Lee led Silver Elephant in acquiring the Pulacayo silver project, Gibellini vanadium project, Ulaan Ovoo coal project in the past 10 years. Mr. Lee graduated from Rice University with bachelor’s degrees in Economics (BA) and in Engineering (BSc).

Mark Scott: Director

Mark Scott has had a distinguished 20-year career with Vale, Inco and Noranda. His past roles include: Vice President & Head of Manitoba Operations, Vale Canada Ltd.; Director Mining & Milling, Vale Manitoba Operations; Manager, Thompson Nickel Refinery; General Manager, Human Resources & Sustainability; President & Board Chair, Mining Association of Manitoba Inc.

Mr. Scott is currently President & CEO of Sassy Resources Corporation. He holds a Bachelor of Arts from Dalhousie University, a Master of Industrial Relations from the University of Toronto, and a Masters Certificate in Project Management from York University (Schulich School of Business) and the University of Winnipeg. He brings to the Minago operation a wealth of experience in mining, processing & exploration, strategic planning, projects, and business & organizational development.

Masa Igata: Director

Mr. Igata has more than 35 years’ experience in Asian financial markets. Previously until 2004, he was the Managing Director at Salomon Brother (later renamed as Nikko Citigroup) for more than a decade. Mr. Igata has extensive network contacts with Japanese commodity trading companies and advises resource companies on cross-border capital raising. Mr. Igata received his Graduate of Law from Kyoto University and is a member of the Securities Analysts Association of Japan.

About the Minago Project

The Minago Project is located in the southern part of Manitoba’s Thompson Nickel Belt (“TNB”), which is the fifth largest sulphide nickel belt in the world based on contained nickel endowment, containing over 18 nickel deposits and over 5 billion lbs of nickel production since 1959. (Naldrett, A.J., 2004, Magmatic Sulfide Deposits; Geology, Geochemistry and Exploration: Springer-Verlag, Berlin, 725 p.).

On July 6, 2021, Silver Elephant announced Mineral Resource Estimate for Minago prepared by Mercator and AGP with an effective date of July 2, 2021 that includes a Measured and Indicated Mineral Resource of 722 million lbs of nickel, and an Inferred Mineral Resource of 319 million lbs of nickel at an average grade of 0.74% nickel. The Minago Project has received over $40 million in investment since early 2000.

Manitoba Provincial Highway 6 and a high-voltage (230 kV) transmission line both transect the Minago project. Minago has been demonstrated to produce a 22.3% nickel concentrate based on representative feed of 0.54% nickel through extensive metallurgical testing by SGS. Vale currently produces nickel concentrates in Thompson at the heart of the TNB, 270 km northeast of the Minago project. Its nickel concentrates are shipped to its Sudbury smelter for processing to refined nickel.

In 2011, the Environmental Act License submitted by Victory nickel for a 10,000-tonnes-per-day open-pit operation at Minago was approved by the Manitoba government. Flying nickel will provide an update on the Environmental Act License in early 2022.

Qualified Persons

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, the CEO for Flying Nickel. Mr. Oosterman is not independent of the Company as this term is defined under NI 43-101.

About Silver Elephant

Silver Elephant Mining Corp. is a premier silver mining and exploration company with proposed nickel and vanadium spinouts.

Further information on Silver Elephant and Flying Nickel can be found at www.silverelef.com and www.flynickel.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD
John Lee
Executive Chairman
For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements
Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.
These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.